FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Communications Management

This is a translation of a Spanish language relevant fact.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL SDG, S.A.

Gas Natural SDG, S.A. (GAS NATURAL), in compliance with Article 82 of the Securities Law 24/1988 of July 28, hereby notifies the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores (CNMV)) of the following:

RELEVANT FACT

GAS NATURAL has acquired 100% of Petroleum Oil and Gas España S.A., which is engaged in hydrocarbon exploration, development and production in Spain, having gas reserves principally in the Guadalquivir Valley.

This acquisition was carried out by the purchase of all the company’s shares, which were held by various funds and investment companies, for a fixed price of approximately 30 million euros. In addition to this amount, a variable payment will be made depending on the volume of existing reserves, representing a percentage of the revenues from the gas production that may be earned in the future.

Once the oil fields are exhausted, testing may begin for their use in the future as gas storage fields.

Barcelona, March 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: March 31, 2006	By:	/s/ Carlos J. Álvarez Fernández
	Name:	Carlos J. Álvarez Fernández
	Title:	Chief Financial Officer